UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

____________________
/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

April 29, 2014

(All amounts are expressed in thousands of S/. unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2013 AND 2014 AND FOR THE THREE-MONTH PERIOD ENDED IN THIS DATE

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2013 AND 2014 AND FOR THE THREE-MONTH PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/.= New Peruvian Sol
US$ = United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME
UNAUDITED

		For the three-month period
		ended March 31,
	Note	2013	2014

Revenues from construction activities		845,259	1,052,435
Revenues from services provided		361,630	391,874
Revenue from real estate and sale of goods		61,184	77,753
		1,268,073	1,522,062

Cost of construction activities		(727,493)	(928,457)
Cost of services provided		(299,604)	(313,415)
Cost of real estate and goods sold		(41,719)	(53,002)
	15	(1,068,816)	(1,294,874)
Gross profit		199,257	227,188

Administrative expenses	15	(76,181)	(96,511)
Other income and expenses		8,519	3,587
Other (losses) gains, net		(149)	160
Operating profit		131,446	134,424

Financial expenses		(86,220)	(95,629)
Financial income		63,122	71,391
Dividends received		-	6,924
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		14,738	6,114
Profit before income tax		123,086	123,224
Income tax	16	(40,108)	(39,833)
Profit for the period		82,978	83,391

Profit attributable to:
Owners of the Company		64,038	71,094
Non-controlling interest		18,940	12,297
		82,978	83,391

Earnings per share from continuing operations
attributable to owners of the Company during
the three-month period ended		0.149	0.126

Weighted average number of shares in issue
at S/.1.00 each, at March 31		558,284	660,054

The accompanying notes on pages 7 to 21 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT DECEMBER 31, 2013 (AUDITED) AND AT MARCH 31, 2014 (UNAUDITED)

ASSETS
		At
		December 31,	March 31,
	Note	2013	2014

Current assets
Cash and cash equivalents		959,415	865,431
Trade accounts receivables		521,872	388,181
Outstanding work in progress		971,743	1,183,788
Accounts receivable from related parties	9	83,850	80,522
Other accounts receivable		553,218	604,260
Inventories		762,797	854,452
Prepaid expenses		25,686	38,362
Non-current assets classified as held for sale		21,473	20,558
Total current assets		3,900,054	4,035,554

Non-current assets
Long-term trade accounts receivable		591,917	601,170
Other long-term accounts receivable		38,151	36,561
Available-for-sale financial assets	8	88,333	88,333
Investments in associates and joint ventures	10	87,967	105,210
Investment property		36,945	37,356
Property, machinery and equipment	11	952,596	944,315
Intangible assets	11	481,392	486,296
Deferred income tax asset		135,521	135,359
Total non-current assets		2,412,822	2,434,600

		6,312,876	6,470,154

LIABILITIES AND EQUITY
		At
		December 31,	March 31,
	Note	2013	2014

Current Liabilities
Borrowings	12	486,119	473,546
Trade accounts payable		991,397	990,350
Accounts payable to related parties		25,585	33,631
Current taxes		159,235	139,994
Other accounts payable		745,094	925,466
Other provisions	13	8,895	16,475
Total current liabilities		2,416,325	2,579,462

Non-current liabilities
Borrowings	12	309,703	300,698
Long-term trade accounts payable		2,157	2,157
Other long-term accounts payable		205,396	272,471
Other provisions	13	40,387	39,842
Derivative financial instruments		3,911	3,318
Deferred income tax liability		138,157	126,664
Total non-current liabilities		699,711	745,150
Total liabilities		3,116,036	3,324,612

Equity	14
Capital		660,054	660,054
Legal reserve		111,657	132,011
Premium for share issuance		1,027,533	1,027,533
Other comprehensive income		18,423	15,179
Retained earnings		948,112	885,327
Equity attributable to controlling interest in the Company		2,765,779	2,720,104
Non-controlling interest		431,061	425,438
Total equity		3,196,840	3,145,542
		6,312,876	6,470,154

The accompanying notes on pages 7 to 21 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
UNAUDITED

	For the three-month period
	ended March 31,
	2013	2014

Profit for the period	82,978	83,391
Other comprehensive income:
Items that will not be reclassified to profit or loss
Adjustment for actuarial gains and losses, net of tax	(1,103)	(1,864)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	2,156	158
Foreign currency translation adjustment, net of tax	2,803	(6,636)
	4,959	(6,478)
Other comprenhensive income for the period, net of tax	3,856	(8,342)
Total comprehensive income for the period	86,834	75,049

Comprehensive income attributable to:
Controlling interest in the Company	67,173	66,452
Non-controlling interest	19,661	8,597
	86,834	75,049

The accompanying notes on pages 7 to 21 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN NET SHAREHOLDERS' EQUITY
FOR THE PERIODO ENDED MARCH 31, 2013 AND MARCH 31, 2014
UNAUDITED

		Attributable to the controlling interests of the Company
	Number			Premium	Other
	of shares		Legal	for issuance	comprehensive	Retained		Non-controlling
	In thousands	Capital	reserve	of shares	income	earnings	Total	interest	Total

Balances as of January 1, 2013	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,035	1,783,242
Profit for the period	-	-	-	-	-	64,038	64,038	18,940	82,978
Cash flow hedge	-	-	-	-	2,048	-	2,048	108	2,156
Adjustment for actuarial gains and losses	-	-	-	-	-	(1,103)	(1,103)	-	(1,103)
Foreign currency translation adjustment	-	-	-	-	2,190	-	2,190	613	2,803
Comprehensive income of the period	-	-	-	-	4,238	62,935	67,173	19,661	86,834
Transactions with shareholders:
- Transfer to legal reserve	-	-	4,646	-	-	(4,646)	-	-	-
- Dividend distribution	-	-	-	-	-	(86,986)	(86,986)	(1,465)	(88,451)
- Deconsolidation of subsidiaries	-	-	-	-	-	-	-	(6,842)	(6,842)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	23,495	23,495
- Additional acquisition of non-controlling	-	-	-	(2,787)	-	-	(2,787)	(542)	(3,329)
- Others			-		-	(322)	(322)	-	(322)
Total transactions with shareholders	-	-	4,646	(2,787)	-	(91,954)	(90,095)	14,646	(75,449)
Balances as of March 31, 2013	558,284	558,284	111,657	3,869	522	694,953	1,369,285	425,342	1,794,627

Balances as of January 1, 2014	660,054	660,054	111,657	1,027,533	18,423	948,112	2,765,779	431,061	3,196,840
Profit for the period	-	-	-	-	-	71,094	71,094	12,297	83,391
Cash flow hedge	-	-	-	-	150	-	150	8	158
Adjustment for actuarial gains and losses	-	-	-	-	-	(1,398)	(1,398)	(466)	(1,864)
Foreign currency translation adjustment	-	-	-	-	(3,394)	-	(3,394)	(3,242)	(6,636)
Comprehensive income of the period	-	-	-	-	(3,244)	69,696	66,452	8,597	75,049
Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354	-	-	(20,354)	-	-	-
- Dividend distribution	-	-	-	-	-	(112,127)	(112,127)	(36,128)	(148,255)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	19,085	19,085
- Additional acquisition of non-controlling	-	-	-		-	-	-	2,823	2,823
Total transactions with shareholders	-	-	20,354	-	-	(132,481)	(112,127)	(14,220)	(126,347)
Balances as of March 31, 2014	660,054	660,054	132,011	1,027,533	15,179	885,327	2,720,104	425,438	3,145,542

The accompanying notes on pages 7 to 21 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED

		For the three-month period
		ended March 31,
	Note	2013	2014

OPERATING ACTIVITIES
Profit before income tax		123,086	123,224
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	15	46,308	40,008
Amortization of other assets	15	21,981	19,768
Other Provisions		-	8,344
Share of the profit and loss in associates
under the equity method of accounting		(14,738)	(6,114)
Reversal of provisions		(3,870)	(2,426)
Profit on sale of property, plant and equipment		(246)	(7,060)
Foreign exchange losses on operating activities		1,776	428
Net variations in assets and liabilities:
Increase (Decrease) trade accounts receivable		28,684	(82,964)
Decrease in other accounts receivable		(73,426)	(49,451)
Increase in other accounts receivable from related parties		4,082	3,328
Decrease in inventories		(5,973)	(91,300)
Decrease in pre-paid expenses and other assets		(2,947)	(10,835)
Decrease in trade accounts payable		(129,822)	(4,823)
(Decrease) increase in other accounts payable		(22,747)	127,503
Increase in other accounts payable to related parties		593	8,046
Increase (decrease) in other provisions		635	(3,752)
Payments for intangible purchase - Concessions		(6,626)	(551)
Payment of income tax		(119,826)	(69,507)
Net cash provided by (applied to) operating activities		(153,076)	1,866

INVESTING ACTIVITIES
Sale of property, machinery and equipment		598	15,861
Dividends received		1,285	-
Payment for Investment in associates		-	(13,791)
Payment for purchase of property investments		(762)	(935)
Payments for intangible purchase		(4,579)	(4,516)
Direct cash inflow (outflow) from acquisition of subsidiaries		-	(6,594)
Payments for fixed asset purchase		(54,150)	(41,062)
Net cash applied to investing activities		(57,608)	(51,037)

FINANCING ACTIVITIES
Loans received		386,087	268,151
Amortization of loans received		(303,574)	(302,576)
Interest payment		(11,067)	(10,471)
Dividends paid to non-controlling interest		(1,465)	(21,397)
Cash received (contribution return) to non-controlling shareholders		22,004	19,085
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(3,329)	-
Capital contribution		-	2,823
Net cash (applied to) provided by financing activities		88,656	(44,385)
(Net decrease) net increase in cash		(122,028)	(93,556)
Cash decrease in deconsolidation		(3,270)	-
Exchange losses on cash and cash equivalents		(1,776)	(428)
Cash and cash equivalents at the beginning of the year		780,114	959,415
Cash and cash equivalents at the end of the period		653,040	865,431

NON-CASH TRANSACTIONS:
Acquisition of assets through finance leases		8,533	23,318
Dividends declared		86,986	126,858
Increase of participation in associate		1,491	-

The accompanying notes on pages 7 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2013 AND 2014 (UNAUDITED), AND AT DECEMBER 31, 2013 (AUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to Group companies; it is also engaged in the leasing of offices to Group companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession operation), real estate businesses and technology services.

These condensed interim consolidated financial statements as of March 31, 2014 have been prepared and authorized for issuance by the Chief Financial Officer on April 29, 2014.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the three -month period ended March 31, 2014 have been prepared in accordance with (IAS 34) “Interim financial reporting”.  The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2013

4	FINANCIAL RISK MANAGEMENT

4.1   Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2013.  There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1     Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

4.1.2   Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3   Liquidity risk -

Compared to year end, no major changes in undiscounted contractual cash flows have occurred, except for changes in the structure of the Group’s liabilities, resulting from an increase in the short-term debt, mainly for working capital.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1	From 1 to 2	From 2 to 5	Over
	year	years	years	5 years	Total

As of December 31, 2013
Borrowing (except for
finance leases)	371,302	118,347	64,698	-	554,347
Finance leases liabilities	115,698	82,492	87,829	22,912	308,931
Trade accounts payable	991,397	2,157	-	-	993,554
Accounts payable to related parties	25,585	-	-	-	25,585
Other accounts payable	215,413	28,745	2,166	2,354	248,678
Trading and net settled derivative
financial instruments
(interest rate swaps)	1,773	2,138	-	-	3,911
	1,721,168	233,879	154,693	25,266	2,135,006
As of March 31, 2014
Borrowing (except for
finance leases)	390,304	109,737	31,820	-	531,861
Finance leases liabilities	103,083	79,508	88,807	20,942	292,340
Trade accounts payable	990,350	2,157	-	-	992,507
Accounts payable to related parties	33,631	-	-	-	33,631
Other accounts payable	375,919	51,414	17,045	2,512	446,890
Trading and net settled derivative
financial instruments
(interest rate swaps)	1,180	2,138	-	-	3,318
	1,894,467	244,954	137,672	23,454	2,300,547

4.2 Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2013 and March 31,2014, no gearing ratio was part of the analysis because cash surpluses were higher than financial obligations and equity had not been used to secure compliance with financial obligations as it is shown in the table below.

	December 31,	March 31,
	2013	2014

Total borrowing	795,822	774,244
Less: Cash and cash equivalents	(959,415)	(865,431)
Net debt	(163,593)	(91,187)
Total equity	3,196,840	3,145,542
Total capital	3,033,247	3,054,355

Gearing ratio	0.00	0.00

4.3   Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established:

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability (level 1), either directly (that is, as prices) or indirectly (that is, derived from prices).
-	Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The only financial instruments measured at fair value by the Group are interest rate swaps (variable to fixed), forward foreign exchange contracts (mostly euros and U.S. dollars) and available-for-sale investments.  The measurement at fair value of these instruments corresponds to the characteristics of Level 2 and has been determined based on the present value of discounted future cash flows.  During the three-month period ended March 31, 2014 there were no changes in the levels of measurement of financial instruments at fair value.

The carrying amount of cash and cash equivalents corresponds to its fair value.  The Group considers that the carrying amount of short-term accounts receivable and payable approximates fair value. The fair value of financial liabilities has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Group for similar financial instruments.

Fair value hierarchy -

The following table presents the Group’s financial assets and liabilities that are measured at fair value as of March 31, 2014.

	Level 1	Level 2	Level 3	Total

Liabilities:
Derivative financial instruments - Cash
flow hedging	-	3,318	-	3,318
Total liabilities	-	3,318	-	3,318

There were no transfers between Levels 1, 2 and 3 during the period.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2013.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All the amounts are expressed in thousand of S/. unless otherwise stated)

Operating segments financial position

Segment reporting	Engineering	Infrastructure						Parent
As of December 31, 2013	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
Assets
Cash and cash equivalents	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	-	959,415
Trade Accounts receivable	265,544	29,527	12,347	4,090	-	17,938	192,382	44	-	521,872
Outstanding work in progress	734,976	6,966	2,433	31,187	37,489	-	158,692	-	-	971,743
Accounts receivable from related parties	107,732	4,083	18,660	163	-	561	53,845	733,645	(834,839)	83,850
Other accounts receivable	360,939	26,840	11,180	34,263	4,557	17,939	65,794	33,469	(1,763)	553,218
Inventories	90,671	7,741	-	11,927	-	590,567	63,912	487	(2,508)	762,797
Prepaid expenses	7,440	1,318	5,442	4,394	3	2,596	4,130	363	-	25,686
Non-current assets classified as held for sale	21,473	-	-	-	-	-	-	-	-	21,473
Total Current assets	1,854,563	94,239	130,847	109,342	42,494	672,627	585,224	1,249,828	(839,110)	3,900,054

Long-term trade accounts receivable	-	-	-	591,917	-	-	-	-	-	591,917
Other long-term accounts receivable	-	-	10,081	-	1,858	11,811	12,301	2,100	-	38,151
Long-term trade accounts receivable from related parties	-	-	-	-	-	-	-	57,501	(57,501)	-
Available-for-sale financial asset	-	1,058	-	-	-	-	2	88,333	(1,060)	88,333
Investments in associates and joint ventures	153,556	7,287	-	-	-	16,297	10,454	837,889	(937,516)	87,967
Investment property	-	-	-	-	-	36,945	-	-	-	36,945
Property, plant and equipment	533,757	190,844	3,919	6,724	-	5,636	114,081	103,840	(6,205)	952,596
Intangible assets	175,275	101,978	145,711	6,450	1,151	957	18,883	15,282	15,705	481,392
Deferred income tax asset	68,699	644	4,258	8,765	-	4,860	42,119	1,264	4,912	135,521
Total non-current assets	931,287	301,811	163,969	613,856	3,009	76,506	197,840	1,106,209	(981,665)	2,412,822
Total assets	2,785,850	396,050	294,816	723,198	45,503	749,133	783,064	2,356,037	(1,820,775)	6,312,876

Liabilities
Borrowings	195,083	33,847	46,007	-	5,869	77,854	126,872	587	-	486,119
Trade accounts payable	751,097	19,950	3,353	9,912	280	42,484	160,104	4,217	-	991,397
Accounts payable to related parties	43,373	877	25,572	642,510	24,058	21,493	77,613	24,928	(834,839)	25,585
Current taxes	117,088	3,477	2,515	81	366	3,161	30,498	2,049	-	159,235
Other accounts payable	526,994	10,882	42,891	879	-	72,617	79,050	11,781	-	745,094
Other provisions		4,207	3,846	-	-	-	842	-	-	8,895
Total current liabilities	1,633,635	73,240	124,184	653,382	30,573	217,609	474,979	43,562	(834,839)	2,416,325

Borrowings	127,067	86,334	9,780	-	-	52,318	31,367	2,837	-	309,703
Long-term trade accounts payable	-	-	-	2,157	-	-	-	-	-	2,157
Accounts payables to related parties	-	-	-	-	-	28,500	29,001	-	(57,501)	-
Other long-term accounts payable	124,344	-	462	-	-	9,723	69,957	910	-	205,396
Other provisions	11,801	4,668	-	-	-	-	23,918	-	-	40,387
Derivative financial instruments	-	3,563	-	201	-	147	-	-	-	3,911
Deferred income tax liability	118,970	453	166	-	340	7,074	5,864	3,599	1,691	138,157
Total non-current liabilities	382,182	95,018	10,408	2,358	340	97,762	160,107	7,346	(55,810)	699,711
Total liabilities	2,015,817	168,258	134,592	655,740	30,913	315,371	635,086	50,908	(890,649)	3,116,036
Equity	623,246	211,431	120,407	50,594	14,590	152,713	125,736	2,295,245	(828,183)	2,765,779
Non-controlling interest	146,787	16,361	39,817	16,864	-	281,049	22,242	9,884	(101,943)	431,061
Total liabilities and equity	2,785,850	396,050	294,816	723,198	45,503	749,133	783,064	2,356,037	(1,820,775)	6,312,876

(All the amounts are expressed in thousand of S/. unless otherwise stated)

Operating segments financial position

Segment reporting	Engineering	Infrastructure						Parent
As of March 31, 2014	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
Assets
Cash and cash equivalents	211,717	16,104	104,115	2,609	4,638	61,304	62,566	402,378	-	865,431
Trade Accounts receivable	249,171	41,156	13,016	4,971	-	9,825	69,998	44	-	388,181
Outstanding work in progress	876,726	2,336	4,288	64,438	31,572	-	204,428	-	-	1,183,788
Accounts receivable from related parties	93,424	3,018	355	168	-	121	49,355	842,409	(908,328)	80,522
Other accounts receivable	369,500	25,567	12,589	39,068	4,653	10,686	68,899	72,239	1,059	604,260
Inventories	127,327	7,980	-	11,980	-	645,050	64,473	487	(2,845)	854,452
Prepaid expenses	9,433	1,188	5,128	13,014	433	2,283	4,834	2,049	-	38,362
Non-current assets classified as held for sale	20,558	-	-	-	-	-	-	-	-	20,558
Total Current assets	1,957,856	97,349	139,491	136,248	41,296	729,269	524,553	1,319,606	(910,114)	4,035,554

Long-term trade accounts receivable	-	-	-	601,170	-	-	-	-	-	601,170
Other long-term accounts receivable	-	-	10,081	-	-	11,780	12,593	2,107	-	36,561
Long-term trade accounts receivable from related parties	-	-	-	-	-	-	-	73,642	(73,642)	-
Available-for-sale financial asset	-	1,058	-	-	-	-	2	88,333	(1,060)	88,333
Investments in associates and joint ventures	152,786	7,532	-	-	-	16,299	10,705	853,218	(935,330)	105,210
Investment property	-	-	-	-	-	37,356	-	-	-	37,356
Property, plant and equipment	528,205	177,535	4,067	7,590	-	5,736	122,100	108,099	(9,017)	944,315
Intangible assets	165,863	108,512	143,599	6,388	1,138	988	28,474	15,893	15,441	486,296
Deferred income tax asset	73,168	684	3,328	5,820	-	1,840	48,174	1,209	1,136	135,359
Total non-current assets	920,022	295,321	161,075	620,968	1,138	73,999	222,048	1,142,501	(1,002,472)	2,434,600
Total assets	2,877,878	392,670	300,566	757,216	42,434	803,268	746,601	2,462,107	(1,912,586)	6,470,154

Liabilities
Borrowings	211,291	24,928	56,876	-	8,612	77,139	94,102	598	-	473,546
Trade accounts payable	727,064	14,277	3,420	14,303	64	90,769	136,461	3,992	-	990,350
Accounts payable to related parties	122,292	1,548	23,136	661,915	18,386	33,970	76,872	4,183	(908,671)	33,631
Current taxes	109,551	4,390	1,352	175	139	1,215	19,690	3,482	-	139,994
Other accounts payable	592,925	7,939	54,722	1,017	-	63,084	84,821	120,958	-	925,466
Other provisions	-	4,853	2,786	5,018	-	-	3,818	-	-	16,475
Total current liabilities	1,763,123	57,935	142,292	682,428	27,201	266,177	415,764	133,213	(908,671)	2,579,462

Borrowings	119,046	82,485	6,905	-	-	52,266	37,313	2,683	-	300,698
Long-term trade accounts payable	-	-	-	2,157	-	-	-	-	-	2,157
Accounts payables to related parties	-	-	-	-	-	44,298	29,435	-	(73,733)	-
Other long-term accounts payable	170,320	-	464	-	-	9,920	90,857	910	-	272,471
Other provisions	11,511	4,636	-	-	-	-	23,695	-	-	39,842
Derivative financial instruments	-	3,318	-	-	-	-	-	-	-	3,318
Deferred income tax liability	106,949	402	106	-	341	3,210	6,924	8,732	-	126,664
Total non-current liabilities	407,826	90,841	7,475	2,157	341	109,694	188,224	12,325	(73,733)	745,150
Total liabilities	2,170,949	148,776	149,767	684,585	27,542	375,871	603,988	145,538	(982,404)	3,324,612
Equity	569,692	226,496	112,876	54,474	14,892	145,087	118,244	2,306,823	(828,480)	2,720,104
Non-controlling interest	137,237	17,398	37,923	18,157	-	282,310	24,369	9,746	(101,702)	425,438
Total liabilities and equity	2,877,878	392,670	300,566	757,216	42,434	803,268	746,601	2,462,107	(1,912,586)	6,470,154

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the three-month period
ended March 31, 2013

Revenue	889,239	64,363	29,929	21,299	12,122	46,711	244,097	13,544	(53,231)	1,268,073
Gross profit	120,596	23,698	13,010	286	1,627	18,424	39,281	(4,154)	(13,511)	199,257
Administrative expenses	(49,689)	(3,719)	(1,668)	(1,957)	(98)	(3,793)	(29,211)	(1,515)	15,469	(76,181)
Other income (expenses)	7,113	(120)	-	130	-	(354)	3,918	(2,408)	240	8,519
Other (losses) gains, net	-	41	-	-	-	(190)	-	-	-	(149)
Profit before interests
and taxes (EBIT)	78,020	19,900	11,342	(1,541)	1,529	14,087	13,988	(8,077)	2,198	131,446
Financial expenses	(50,601)	(5,224)	(4,652)	(7,533)	(728)	(5,290)	(7,984)	(5,113)	905	(86,220)
Financial income	41,185	2,684	2,617	4,434	-	3,269	5,329	8,625	(5,021)	63,122
Dividends received	-	-	-	-	-	-	-	17,473	(17,473)	-
Share of the profit or loss
In associates under the equity
method of accounting	15,986	89	-	-	-	71	-	-	(1,408)	14,738
Profit before income tax (EBT)	84,590	17,449	9,307	(4,640)	801	12,137	11,333	12,908	(20,799)	123,086
Income tax	(24,795)	(6,638)	(2,907)	1,335	(240)	(3,431)	(2,914)	(1,648)	1,130	(40,108)
Net profit for the period	59,795	10,811	6,400	(3,305)	561	8,706	8,419	11,260	(19,669)	82,978

Profit attributable to:

Controlling interest in the Group	47,983	10,684	3,379	(2,479)	281	3,154	8,000	11,299	(18,263)	64,038
Non-controlling interest	11,812	127	3,021	(826)	280	5,552	419	(39)	(1,406)	18,940
Net profit for the period	59,795	10,811	6,400	(3,305)	561	8,706	8,419	11,260	(19,669)	82,978

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the three-month period
ended March 31, 2014

Revenue	1,104,921	79,623	35,901	44,277	6,416	53,620	246,202	12,294	(61,192)	1,522,062
Gross profit	141,283	29,145	14,674	15,697	523	13,144	22,604	(291)	(9,591)	227,188
Administrative expenses	(63,159)	(3,914)	(1,635)	(2,004)	(81)	(5,381)	(28,667)	(7,163)	15,493	(96,511)
Other income (expenses)	(1,724)	(627)	237	(3,028)	(4)	(341)	2,650	7,038	(614)	3,587
Other (losses) gains, net	-	166	-	-	-	(6)	-	-	-	160
Profit before interests
and taxes (EBIT)	76,400	24,770	13,276	10,665	438	7,416	(3,413)	(416)	5,288	134,424
Financial expenses	(46,353)	(5,142)	(8,982)	(6,858)	(11)	(3,945)	(8,625)	(17,223)	1,510	(95,629)
Financial income	34,184	3,263	2,768	4,311	5	1,904	3,278	30,968	(9,290)	71,391
Dividends received	-	-	-	-	-	-	-	115,423	(108,499)	6,924
Share of the profit or loss
In associates under the equity
method of accounting	6,909	245	-	-	-	-	693	-	(1,733)	6,114
Profit before income tax (EBT)	71,140	23,136	7,062	8,118	432	5,375	(8,067)	128,752	(112,724)	123,224
Income tax	(21,635)	(7,193)	(2,278)	(2,945)	(131)	(2,310)	1,570	(5,190)	279	(39,833)
Net profit for the period	49,505	15,943	4,784	5,173	301	3,065	(6,497)	123,562	(112,445)	83,391

Profit attributable to:

Controlling interest in the Group	38,143	14,915	3,375	3,880	301	684	(4,082)	123,704	(109,826)	71,094
Non-controlling interest	11,362	1,028	1,409	1,293	-	2,381	(2,415)	(142)	(2,619)	12,297
Net profit for the period	49,505	15,943	4,784	5,173	301	3,065	(6,497)	123,562	(112,445)	83,391

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	FINANCIAL ASSETS AVAILABLE FOR SALE

This account comprises the investment maintained by the Company directly and indirectly in Transportadora de Gas del Perú S.A. (TGP), a local entity that operates gas transportation systems.  At December 31, 2012 the investment corresponded to shares representing the 0.6% of interest in the TGP’s capital.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million). At December 31, 2013, the fair value of the Group´s interest in TGP equals S/.88.3 million.   The change in fair value from 2012 to 2013 of S/.19.1 million, net of the income tax of S/.8.2 million is recorded within other comprehensive income.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance transaction because, in substance, the Company is acting as an agent for CPPIB. Therefore, the Company has not recognized neither the investment in TGP nor any obligation to CPPIB.

On February 27, 2014 the Company transferred 10.43% to CPPIB and 0.91% to CFI, retaining the 1.04% interest.

9	TRANSACTIONS WITH RELATED PARTIES

a)      Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the three-month
	period ended March 31,
	2013	2014

Revenue from sale of goods and services:
- Associates	373	-
- Joint operations	11,790	10,149
	12,163	10,149

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)      Balances of transactions with related parties

	At December 31,		At March 31,
	2013		2014
	Receivable	Payable	Receivable	Payable

Consorcio Peruano de Conservación	15,080	-	11,286	-
Consorcio Rio Mantaro	3,822	-	5,628	4,268
Consorcio Brocal Pasco	1,913	41	-	-
Consorcio La Gloria	3,696	3,398	3,782	3,612
Consorcio GyM Conciviles	33,405	-	39,235	-
Consorcio Toromocho	62	34	-	107
Consorcio Rio Urubamba	2,798	-	3,108	-
Consorcio Tren Electrico	2,499	-	418	6,027
Consorcio Atocongo	712	-	1,438	-
Consorcio Constructor Alto Cayma	566	4,881	1,629
Consorcio Lima	312	-	-	-
Consorcio Rio Pallca	3,903	-	238	-
Consorcio Norte Pachacutec	556	952	562	808
Consorcio Vial Ipacal	283	-	-	-
Consorcio Terminales	4,294	-	3,196	-
Consorcio Vial Quinua	37	1,315	-	989
Consorcio Vial Sullana	470	-	-	-
Consorcio Ancon Pativilca	-	-	-	397
Consorcio La Chira		51	187	-
Consorcio Alto Cayma	5,557	666	-	792
Comerciales Sur	206	-	2,263	32
Consorcio Proyecto Chiquintirca	134	-	134	-
Consorcio Ingenieria y Construcción Bechtel	-	3,924	-	-
Consorcio Vial Sur	737	-	-	-
Consorcio JV PAnamá	1,323	-	1,002	-
Consorcio Construcciones y Montajes	-	-	-	866
Inversiones y Construcciones	-	-	311	-
Consorcio Sistemas SEC	-	-	1,648	-
Stracon Motta Engil JV	-	-	3,172	-
Consorcio Pasco	-	-	264	-
Other minor	1,485	965	1,021	434
	83,850	16,227	80,522	18,332

Other related parties:
Ferrovias Argentina		8,771	-	11,799
Besco	-	587	-	3,040
El Condor Combustibles	-	-	-	460
	-	9,358	-	15,299
	83,850	25,585	80,522	33,631

Accounts receivable and payable are of current maturity and have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of March 31, 2014, associates in which the Group has significant influence are substantially the same as those existing as of December 31, 2013.

The movement of our investments in associates for the three-month period ended March 31, 2013 and March 31, 2014 is as follows:

	At March	At March
	31, 2013	31, 2014

Beginning balance	37,446	87,967
Acquisition and/or contributions received	1,491	-
Capital contributions	-	13,791
Share of the profit and loss in associates
under the equity method of accounting	14,738	6,114
Dividends received	(1,285)	-
Adjustment LQS	7,409	-
Other	-	(2,662)
Ending balances	59,799	105,210

On December 2013, the Company was awarded the concession for the operation of Chavimochic Irrigation Project. The project consists of the following activities: i) design and construction work of the third phase of the Chavimochic Irrigation Project, in La Libertad; ii) operation and work maintenance; and iii) water supply to the project users. Construction works will begin in 2015, concession has a 25-year period and total investment amounts to US$647 million.

For the operation of the concession, Concesionaria Chavimochic S.A. was formed by the Company together with Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A, where it holds a 26.5% interest. As of March 14, 2014 the Company has issued S/.13.3 million equity.

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the three-month period ended March 31,2013 and 2014, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2013	953,531	480,398
Additions	62,683	11,205
Transfers, disposals and adjustments	(36,400)	11,663
Deductions for sale of assets	(352)	-
Depreciation, amortization and impairment charges	(45,959)	(21,981)
Net cost at March 31, 2013	933,503	481,825

At January 1, 2014	952,596	481,392
Additions	64,380	5,067
Acquisition of subsidiary - net	567	9,069
Transfers, disposals and adjustments	(24,944)	10,536
Deductions for sale of assets	(8,800)	-
Depreciation, amortization and impairment charges	(39,484)	(19,768)
Net cost at March 31, 2014	944,315	486,296

Additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

The amounts registered in Property, plant and equipment and intangible assets were obtained through the acquisition of Coasin Instalaciones Limitada (Note 19), direct control acquired by CAM Chile S.A. and Inversiones y Construcciones Ltda.

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:

	At December	At March
	31, 2013	31, 2014

Construction - Engineering	36,812	35,179
Construction - Mining services	13,366	13,366
Construction - Electromechanical	20,737	20,737
IT services	4,172	4,172
Telecommunications Services	-	7,648
	75,087	81,102

Goodwill from the telecommunications services corresponds to the acquisition of the subsidiary Coasin Instalaciones Limitada, which is subsidiary of CAM Chile S.A. (Note 19).

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of March 31, 2014 same criteria were applied as those in test impairment at December 31, 2013.

12	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	March	December	March	December	March
	31, 2013	31, 2014	31, 2013	31, 2014	31, 2013	31, 2014

Bank loans	514,228	507,844	381,005	380,739	133,223	127,105
Leases	281,594	266,400	105,114	92,807	176,480	173,593
	795,822	774,244	486,119	473,546	309,703	300,698

Bank loans -

As of December 31, 2013 and March 31, 2014, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 2% and 9% in 2013, and 2% and 8% in March 31,2014.

On April 2005, the subsidiary Norvial S.A.signed Loan Agreements with IFC and IDB to finance the construction of the first stage of the road Ancón – Huacho – Pativilca (Red Vial 5) for the amount of US$ 36 million (S/. 123.5 millions).  The remaining of this loan (S/. 42.6 millions) was prepaid at the end of 2013.  On January 15, 2014 the subsidiary Norvial S.A. signed a short term bridge loan with Banco de Crédito del Perú for the amount of S/. 50.0 million at an interest rate of 6.32%.  This loan will be canceled with the Bond Program to be issue in the local capital market that will finance the construction of the second stage of this road.

As of March 31, 2014, the Company maintained unused credit limits for S/.2,784 million, which expire within one year (S/.2,626 million as of December 31, 2013).

b)      Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At March	At December	At March
	31, 2013	31, 2014	31, 2013	31, 2014

Loans from multilateral organizations	42,599	-	44,384	-
Other loans	753,223	774,244	642,842	757,131
	795,822	774,244	687,226	757,131

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 3.27% and 7.35% (4.1% and 8.05% in 2013). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At March
	31, 2013	31, 2014

Current portion	8,895	16,475
Non-current portion	40,387	39,842
	49,282	56,317

The movement of this item for the three-month period ended March 31, 2013 and 2014 is as follows:

		Contingent	Provisions for the	Provision	Provision
	Legal	liabilities from	for the acquisition	for well	for periodic
	claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2013	11,380	6,006	35,220	4,897	-	57,503
Additions	318	316	-	-	-	634
Reversals	-	-	(3,870)	-	-	(3,870)
At March 31, 2013	11,698	6,322	31,350	4,897	-	54,267

At January 1, 2014	12,217	6,821	21,546	4,852	3,846	49,282
Additions	839	-	-	-	7,505	8,344
Additions from business combinations	-	5,159	-	-	-	5,159
Reversals	-	(290)	(2,426)	-	-	(2,716)
Payments	-	-	-	(205)	(3,547)	(3,752)
At March 31, 2014	13,056	11,690	19,120	4,647	7,804	56,317

Reversals for the three-month period ended March 31, 2014 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to acquisition of CAM Chile in S/. 2.43 million. (S/. 3.87 million as of March 31, 2013).

14	CAPITAL

As of March 31, 2014 and December 31, 2013, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/.1.00 par value each.

Subsequently, a resolution of the General Meeting on March 26, 2013, as well as agreements adopted at meetings of the Board on May 30, July 23 and August 22 of 2013, mandated the issuance of common stock through a public offering of "American Depositary Shares" (ADS´s) registered in the Securities and Exchange Commission (SEC) and NYSE, increasing the capital sum from S/.558,284 to S/.660,054.

This capital increase was carried out in two tranches as follows:

(i)	The first tranche in the amount of S/.97,674 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS’s, therefore, at 5 shares per ADS), and,

(ii)	A second tranche in the amount of S/.4,095 representing the issuance of 4,095,180 common shares and ADS’s 819,036 (issued at 5 shares per ADS rate).

As of March 31, 2014, the amount of 261,005,980 common shares is representing en ADSs (equivalents at 52,201,196 ADS’s therefore, at 5 shares per ADS).

15	EXPENSES BY NATURE

For the three-month period ended March 31, 2013 and 2014, this item comprises:

	Cost of	Adminis-
	services	trative
	and goods	expenses	Total

2013
Purchase of goods	18,520	-	18,520
Personnel charges	288,835	48,262	337,097
Services provided by third-parties	378,223	12,616	390,839
Taxes	3,016	209	3,225
Other management charges	155,361	10,092	165,453
Depreciation	42,972	3,336	46,308
Amortization	20,364	1,617	21,981
Variation of inventories	161,525	49	161,574
	1,068,816	76,181	1,144,997

2014
Purchase of goods	30,560	-	30,560
Personnel charges	384,660	52,253	436,913
Services provided by third-parties	511,209	33,875	545,084
Taxes	2,761	533	3,294
Other management charges	146,764	5,185	151,949
Depreciation	36,835	3,173	40,008
Amortization	18,279	1,489	19,768
Variation of inventories	163,806	3	163,809
	1,294,874	96,511	1,391,385

16	INCOME TAX

Income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to 31 december 2014 is 32.33%  (32.59% for the three-month period ended March 31, 2013).

17	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of March 31, 2014, total contingencies amounted S/.29 million. In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$54 million and S/.39 million.

18	DIVIDENDS

For the period ended March 31, 2014, the Group paid dividends on its subsidiaries to its non-controlling entities for S/.36 million (S/.1.5 million for the same period of 2013).

Dividends from the year ended December 31, 2013, of S/.0.169 per share totaling S/.112,126,908 were approved at the General Shareholders’ meeting held on March 28, 2014, and will be paid on April 29, 2014.

19	BUSINESS COMBINATIONS

Acquisition of Coasin Instalaciones Limitada.

In March 2014, through the subsidiaries CAM Chile S.A. and Inversiones y Construcciones Ltda., the Group acquired control of Coasin Instalaciones Limitada with the purchase of 100.00% of its equity shares. Coasin is an entity domiciled in Chile, whose main economic activity is the provision of maintenance and installation services and telecommunications equipment..

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as public services.

The Price paid by CAM Chile S.A. for the acquisition of Coasin amounted to US$2.3 million (equivalent to S/.6.6 million) and resulted in the recognition of goodwill for S/.7.6 million at the acquisition date.

The following tables summarize the consideration paid for Coasin and the preliminary determination of fair value of assets acquired, liabilities assumed a at the acquisition date:

	S/.000	US$000

Cash and cash equivalents	24	8
Trade accounts receivable	4,639	1,606
Inventories	355	123
Property, plant and equipment	567	196
Intangibles (“Order backlog”)	1,421	492
Deferred income tax	899	311
Trade accounts payable	(3,776)	(1,308)
Contingent liabilities	(5,159)	(1,786)
Fair value of net assets	(1,030)	(358)

Goodwill	7,648	2,648
Total paid for acquisition	6,618	2,290

Cash payment for acquisition	(6,618)	(2,290)
Cash and cash equivalent of the acquired subsidiary	24	8
Direct cash outflow from acquisition	6,594	2,282

The income and the losses generated for the period from the acquisition date to March 31, 2014 amounted to S/.5.4 million and S/.0.3 million, respectively.

The Group has a measurement period not exceeding one year from the acquisition of Coasin date on the additional assets and liabilities arising from new information could be obtained regarding the information that there are recognized in the date of acquisition and which is neither new events occurring after the acquisition date, in this case the Group adjusts the initial amounts recognized in the business combination date.

20	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

On March 24, 2014 we reached an agreement with CPPIB for the purchase of a 51% equity interest in Compañía Operadora de Gas del Amazonas (“COGA”), the operator of TGP, for a total amount of US$25.5 million. CPPIB will also sell 30% of COGA to Enagás, and will retain the remaining19%. This purchase is in process and is subject to certain conditions in order to complete the transaction.